UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Other Events

On May 16, 2023, Mainz Biomed N.V. made available its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2023. A copy of the report is attached hereto as Exhibit 99.1.

On May 16, 2023, Mainz Biomed N.V. made available its Financial Statements for the three months ended March 31, 2023. A copy of the report is attached hereto as Exhibit 99.2.

Furnished as Exhibit 99.3 to this Report on Form 6-K is a press release of Mainz Biomed N.V. (the “Company”) dated May 16, 2023, announcing the Company’s results for the three months ended March 31, 2023.

This current report on Form 6-K and exhibits 99.1 and 99.2 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mainz Biomed N.V. for the three months ended March 31, 2023
99.2	Financial Statements of Mainz Biomed N.V. as of and for the three months ended March 31, 2023
99.3	Press Release dated May 16, 2023
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2023	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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